

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Patrick Dillon
Chief Financial Officer
Tusimple (Cayman) Limited
9191 Towne Centre Drive
Suite 600
San Diego, CA 92122

>    **Re:  Tusimple (Cayman) Limited**
>        **Draft Registration Statement on Form S-1**
>        **Submitted December 23, 2020**
>        **CIK No. 0001823593**

Dear Mr. Dillon:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Confidentially Submitted on December 23, 2020

Capitalization, page 69

1.  Please explain to us your basis for assuming the exercise of Series E and E2 preferred warrants in your pro forma as adjusted capitalization information.

Dilution, page 71

2.  Please revise to separate the increase in pro forma net tangible book value (deficit) per share attributable to the pro forma adjustments separately from the increase due to new investors in this offering.

Internal Control over Financial Reporting, page 85

3.  Please revise to clarify what remediation efforts have been completed and what remains to be completed in your remediation plan, if anything. Also, if the material weakness has not been fully remediated, please revise to disclose how long you estimate it will take to complete your plan and disclose any material costs you have, or expect to be, incurred.

Business, page 113

4.  You disclose that the company holds a number of patents. Please discuss whether the company holds any patents in China and include a risk factor discussing any risks associated with protecting intellectual property in China. Additionally, please disclose the duration of all of the company's patents in accordance with Item 101 of Regulation S-K.

Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Cash, Cash Equivalents, and Restricted Cash, page F-9

5.  Please provide us with a breakdown of the types and amounts of cash items included in cash and cash equivalents at December 31, 2019 and 2020.

Note 9. Redeemable Convertible Preferred Shares, Shareholders' Deficit and Equity Incentive Plan, page F-21

6.  Please provide us with a breakdown of all stock options and restricted stock awards granted during 2020 or after and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

Note 11. Net Loss Per Share Attributable to Ordinary Shareholders, page F-27

7.  Please tell us how you determined that the exchange and subsequent sale of a founder's Series A preferred shares for ordinary shares resulted in a deemed dividend. Provide the specific accounting guidance considered and tell us how you considered the guidance in ASC 718-20-35-7 in accounting for this exchange. In your response, explain to us the reason for this transaction and tell us Ren Zhenguo's relationship to the company both before and after the transaction.

Note 12 Variable Interest Entities, page F-28

8.  We note that in September 2020 you obtained 100% of the equity interests in each of your variable interest entities.  Please explain to us the facts and circumstances that lead to the dissolution of your VIE structure including any changes in PRC regulations that may have

prompted this change.

General

9.  Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

10. We note that you are planning on including executive compensation disclosure in a manner permitted for foreign private issuers.  However, your disclosure throughout your filing does not discuss your status as a foreign private issuer.  Please revise throughout to identify the company as a foreign private issuer and highlight the basis for your determination.  In addition, please revise to discuss the risks to your U.S. investors stemming from your classification as a foreign private issuer.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Jeffrey R. Vetter, Esq.